EXHIBIT 3.3

CERTIFICATE OF DESIGNATION

PREFERENCES AND RIGHTS

of

SERIES A PREFERRED STOCK

ICONIC BRANDS, INC.

(Pursuant to Section 78.1955 of the Nevada Revised Statues Law)

ICONIC BRANDS, INC. (formerly, Paw Spa, Inc.), a corporation organized and existing under the laws of the State of Nevada (the “ Corporation ”), the certificate of incorporation of which was filed in the office of the Secretary of State of Nevada on October 21, 2005 and amended on June 5, 2009, hereby certifies that the Board of Directors of the Corporation (“ Board of Directors ” or the “ Board ”), pursuant to authority of the Board of Directors as required by Section 78.1955 of the Nevada Revised Statutes, and in accordance with the provisions of its Certificate of Incorporation and Bylaws, each as amended and restated through the date hereof, has and hereby authorizes a series of the Corporation’s previously authorized 100,000,000 shares of preferred stock, par value $0.00001 per share (the “ Preferred Stock ”), and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof, as follows:

I. DESIGNATION AND AMOUNT

The designation of this series consists of one share (1) of Preferred Stock and is the Series A Preferred Stock (the “ Series A Preferred Stock ”) and the stated value amount shall be One Dollar ($1) per share (the “ Stated Value ”).

II. CERTAIN DEFINITIONS

For purposes of this Certificate of Designation, in addition to the other terms defined herein, the following terms shall have the following meanings:

A.	“ Affiliates ” of any particular Person means any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by or under common control with such Person. For purposes of this definition, “ control ” ( including the terms “ controlling ,” “ controlled by ” and “ under common control with ”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

B.	“ Bloomberg ” shall mean Bloomberg, L.P. (or any successor to its function of reporting stock prices).

C.	“ Common Stock ” means t he common stock of t he Corporation, par value $0.00001 per shar e, together with any securities into which the common stock may be reclassified.

D.	“ Common Stock Deemed Outstanding ” shall mean the number of shares of Common Stoc k actually outstanding (not including shares of Common Stock held in the treasury of the Corporation), plus (x) the maximum total number of shares of Common Stock issuable upon the exercise of the Options, as of the date of such issuance or grant of such Options, if any, and (y) the maximum total number of shares of Common Stock issuable upon conversion or exchange of Convertible Securities, as of the date of issuance of such Convertible Securities, if any.

E.	“ Corporation ” means the collective reference to (i) Iconic Brands, Inc. (formerly, Paw Spa,. Inc.), a Nevada corporation, and (ii) its successor in interest.

F.	“ Holder ” shall mean Richard DeCicco or his designee or assigns.

G.	“ National Securities Exchange ” means any one of the New York Stock Exchange, the NYSE Alternext Exchange, the NASDAQ Capital Market, the OTC Bulletin Board or any other national securities exchange in the United States where the Corporation’s Common Stock may trade.

H.	“ Series A Preferred Stock ” shall mean the 1 share of Series A Preferred Stock authorized for issuance pursuant to this Certificate of Designation and issued to Richard DeCicco.

I.	“ Stated Value ” means One Dollar ($1) per shar e of Series A Preferred Stock.

J.	“ Trading Day ” shall mean any day on which the Common Stock is traded for any period on t he principal securities exchange or other securities market on which the Common Stock is then being traded.

III. DIVIDENDS

The Holder of Series A Preferred Stock will not be entitled to receive dividends of any kind, including but not limited to any dividends paid on Common Stock.

IV. CONVERSION

The Series A Preferred Stock shall not be convertible into Common Stock at any time.

V. LIQUIDATION PREFERENCE

The Series A Preferred Stock shall not be have any rights with respect to liquidation preference upon the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary.

VI. VOTING RIGHTS

The Holders of shares of Series A Preferred Stock shall vote together with the holders of the Common Stock and shall have two (2) votes for every share of Common Stock Deemed Outstanding (other than this Series A Preferred Stock) and entitled to a vote on all matters submitted to the shareholders. For example, if a matter is presented to the shareholders for a vote and there are 100,000 shares outstanding and entitled to vote on the matter, then the Holder of the Series A Preferred Stock would be granted 200,000 votes.

VII. MISCELLANEOUS

A.	Lost or Stolen Certificates Upon receipt by the Corporation of (i) evidence of the lost, theft, destruction or mutilation of any Series A Preferred Stock Certificate(s) and (ii) (y) in the case of loss, theft or destruction, indemnity (without any bond or other security) reasonably satisfactory to the Corporation, or (z) in the case of mutilation, the Series A Preferred Stock Certificate(s) (surrendered for cancellation), the Corporation shall execute and deliver new Series A Preferred Stock Certificate(s) of like tenor and date. However, the Corporation shall not be obligated to reissue such lost, stolen, destroyed or mutilated Series A Preferred Stock Certificate(s) if the Holder contemporaneously requests the Corporation to convert such Series A Preferred Stock.

B.	Waiver Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the Holder of Series A Preferred Stock granted hereunder may be waived as to all shares of Series A Preferred Stock (and the Holders thereof) upon the written consent of the Holder.

C.	Notices. Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carries or by confirmed facsimile transmission, and shall be effective five days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile transmission, in each case addressed to a party. The addresses for such communications are:

if to the Corporation:

Iconic Brands, Inc.

Attn: Richard DeCicco

102 Buffalo Avenue

Freeport, New York 11520

with a copy to (which shall not constitute notice):

Anslow & Jaclin, LLP

Attn: Eric M. Stein

195 Route 9 South,

Suite 204

Manalapan, New Jersey 07726

if to the Holder:

Richard DeCicco

102 Buffalo Avenue

Freeport, New York 11520

IN WITNESS WHEREOF, the undersigned declares under penalty of perjury under the laws of the State of Nevada that he has read the foregoing Certificate of Designation and knows the contents thereof, and that he is duly authorized to execute the same on behalf of the Corporation, this 5th day of June 2009.

ICONIC BRANDS, INC. (formerly, Paw Spa, Inc.)

By:	/s/ Richard DeCicco
Name:	Rich DeCicco
Title:	President